UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                              GUILFORD MILLS, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    401794102
                              --------------------
                                 (CUSIP Number)

                                December 31, 2000
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / X /    Rule 13d-1(b)
         /   /    Rule 13d-1(c)
         /   /    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
                               CUSIP NO. 401794102


1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Quaker Capital Management Corporation
         ------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group

         (a)
                ------
         (b)      X
                ------

3.       SEC Use Only
                       ---------------------------------------------

4.       Citizenship or Place of Organization                Pennsylvania
                                                             ---------------

  Number of       5.       Sole Voting Power                 1,025,000
   Shares                                                    ---------------
 Beneficially     6.       Shared Voting Power               216,650
  Owned by                                                   ---------------
Each Reporting    7.       Sole Dispositive Power            1,025,000
   Person                                                    ---------------
    With:         8.       Shared Dispositive Power          216,650
                                                             ---------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,241,650
         ----------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                 --------
         The Reporting Person disclaims beneficial ownership of 1,241,650 shares owned by its clients.

11.      Percent of Class Represented by Amount in Row (9)

                                                             6.47%
                                                             --------

12.      Type of Reporting Person                              IA
                                                             -------------


                                Page 2 of 6 Pages

                                  SCHEDULE 13G
                               CUSIP NO. 401794102


Item 1.

         (a)      Name of Issuer

                  GUILFORD MILLS, INC..
                  -------------------------------------------------------

         (b)      Address of Issuer's Principal Executive Offices

                  4925 W. Market Street, Greensboro, NC 27407-1400
                  -------------------------------------------------------
Item 2.

         (a)      Name of Persons Filing

                  Quaker Capital Management Corporation
                  -------------------------------------------------------

         (b)      Address of Principal Business Office or, if none,
                  Residence

                  401 Wood Street, Suite 1300, Pittsburgh, PA  15222
                  -------------------------------------------------------

         (c)      Citizenship

                  Pennsylvania, USA
                  -------------------------------------------------------

         (d)      Title of Class of Securities

                  Common Stock
                  -------------------------------------------------------

         (e)      CUSIP Number

                  401794102
                  -------------------------------------------------------


                                Page 3 of 6 Pages

                                  SCHEDULE 13G
                               CUSIP NO. 401794102


Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)    /   /     Broker of dealer registered under section 15 of the Act;

     (b)    /   /     Bank as defined in section 3(a)(6) of the Act;

     (c)    /   /     Insurance  company  as defined in  section 3(a)(19) of the
                      Act;

     (d)    /   /     Investment  company  registered  under  section 8  of  the
                      Investment Company Act of 1940;

     (e)    / X /     An investment adviser in accordance withss.240.13d-1(b)(l)
                      (ii)(E);

     (f)    /   /     An  employee benefit plan or endowment fund in  accordance with  ss.240.13d-1(b)(1)(ii)(F);

     (g)    /   /     A parent holding company or  control  person in accordance with  ss.240.13d-1(b)(1)(ii)(G);

     (h)    /   /     A savings  association  as  defined in Section 3(b) of the
                      Federal Deposit Insurance Act;

     (i)    /   /     A church plan that is excluded from  the  definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

     (j)    /   /     Group, in accordance withss.240.13d-1((b)(l)(ii)(J)

Item 4.           Ownership
                  ---------

         (a) The Reporting Person, in its capacity as investment adviser, may be deemed to be the beneficial owner of 1,241,650 shares of the Common Stock of the Issuer which are owned by various investment advisory clients of the Reporting Person in accounts over which the Reporting Person has discretionary authority. The filing of this report shall not be construed as an admission that the Reporting Person is, for purposes of
                  Section 13(d) or 13(g) of the Act, the beneficial owner of these securities.

         (b) The shares covered by this report represent 6.47% of the Common Stock of the Issuer.



                                Page 4 of 6 Pages

                                  SCHEDULE 13G
                               CUSIP NO. 401794102


         (c) The Reporting Person has shared voting and dispositive power over 216,650 shares and sole voting and dispositive power over 1,025,000 shares owned by its clients and held in accounts over which it has discretionary authority.

Item 5.           Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
                                                                        --------

Item 6.           Ownership of More than Five Percent on Behalf of
                  Another Person

                  1,241,650 of the shares with respect to which this report is filed are owned by a variety of investment advisory clients of the Reporting Person, which clients are entitled to receive dividends on and the proceeds from the sale of such shares. No client is known to own more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group

                  Not applicable.

Item 9.           Notice of Dissolution of Group

                  Not applicable.

Item 10.          Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Page 5 of 6 Pages

                                  SCHEDULE 13G
                               CUSIP NO. 401794102


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    QUAKER CAPITAL MANAGEMENT CORPORATION


                                    February 12, 2001
                                    -----------------------------------
                                                   Date


                                    /s/ Mark G. Schoeppner
                                    -----------------------------------
                                                 Signature


                                    /s/ Mark G. Schoeppner, President
                                    -----------------------------------
                                                 Name/Title





                                Page 6 of 6 Pages